Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

March 6, 2023

Mr. Timothy Worthington

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. Registration Statement on Form N-14 File No. 333-269572

Dear Mr. Worthington:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) for AB Active ETFs, Inc. (the “Registrant”). The Registration Statement, which was filed with the SEC on February 3, 2023, relates to the reorganization of AB High Yield Portfolio (the “Acquired Portfolio”), a series of AB Bond Fund, Inc., into AB High Yield ETF (the “Acquiring Portfolio”), a series of the Registrant.

You provided the Staff’s comments to Alexandra K. Alberstadt and me by telephone on February 28, 2023. Defined terms used herein are as defined in the Registration Statement. Responses to each of the Staff’s comments are set forth below. Changes referenced will be reflected in a Rule 497 filing.

Comment 1:	The Staff notes that the N-14 refers to the Acquiring Portfolio’s Prospectus and Statement of Additional Information. Please confirm that the outstanding Rule 485B filing is effective.

Response:	Registrant confirms that the Rule 485B filing for the Acquiring Portfolio will be effective on March 7, 2023.

Comment 2:	The Staff notes that the N-14 states, “If you hold your Acquired Portfolio shares through a fund direct IRA and do not take action prior to the Conversion, your Acquired Portfolio shares will be exchanged for shares of AB Government Money Market Portfolio equal in value to the NAV of your Acquired Portfolio shares.” Please confirm supplementally that there will be no fee charged for this type of exchange.

Response:	Registrant confirms that no fee is charged for the exchange of Acquired Portfolio shares for shares of AB Government Money Market Portfolio.

Comment 3:	Please explain supplementally why moving to a unitary fee is not a materially different contract requiring shareholder approval under Rule 17a-8.

Response:	There are no material differences in the nature and extent of services provided to the Acquiring Portfolio as compared to the Acquired Portfolio, and both funds have the same investment objective, strategies and policies. In the ETF marketplace, however, funds customarily pay a single unitary fee to an adviser, in exchange for which the adviser pays for the fund’s routine operating expenses (with the exception of extraordinary expenses and specified expenses relating to transactions in portfolio securities). In this transaction, there are no material differences in the advisory arrangements with respect to the two funds. The Acquiring Portfolio will have a lower total expense ratio than the Acquired Portfolio due to the unitary fee arrangement. There is no reduction in the quality or quantity of services to be provided by the Adviser. The Staff has previously recognized that when a proposed advisory agreement modification has no effect other than to reduce the overall fee, there is no need for a shareholder vote. See Limited Term Municipal Fund, Inc., SEC No-Action Letter (publ. avail. Nov. 17, 1992).

Comment 4:	With respect to the 80% test in the “Comparison of Investment Objectives and Policies” section, please align this section with the comment received from Sonny Oh on the 485A filing for the Acquiring Portfolio.

Response:	Registrant believes that its current disclosure is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940. Registrant confirms that borrowings for investment purposes will be included for purposes of calculating compliance with the referenced 80% investment policy, consistent with how the policy has been applied with respect to the Acquired Portfolio. Registrant confirms that the Acquiring Portfolio does not currently expect to engage in traditional borrowings for investment purposes in connection with implementing the referenced 80% investment policy and that if it were to engage in traditional borrowings or transactions treated as borrowings, the amounts of such borrowings would be included in determining compliance with the referenced 80% investment policy. Registrant respectfully declines to revise the Prospectus in response to this comment, but will consider the Staff’s position in connection with any update to Fund disclosures arising from further amendments to Rule 35d-1.

Comment 5	Please add hyperlinks for all documents incorporated by reference.

Response:	Registrant confirms that it will include the required hyperlinks in a Rule 497 filing.
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Comment 6:	The Staff notes the Opinion and Consent of Seward & Kissel LLP as to Tax matters says that it will be filed by amendment. Please include an undertaking in the Registration Statement to file by post-effective amendment an opinion of counsel or copy of an IRS ruling supporting the tax consequences of the proposed reorganization within a reasonable time after such receipt of an opinion or ruling.

Response:	The Registrant hereby undertakes to file an executed opinion of counsel supporting the tax matters discussed in the Registration Statement as an exhibit in a post-effective amendment to the Registration Statement upon the closing of the Acquisition.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Nancy E. Hay, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq. Lancelot A. King, Esq.

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